

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 15, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Thomas Pilholski
Chief Financial Officer
American Commercial Lines, Inc.
1701 East Market Street
Jeffersonville, Indiana 47130

      Re: American Commercial Lines, Inc.
             Form 10-K for the year ended December 31, 2008
             File No. 000-51562

Dear Mr. Pilholski:

      We have reviewed your response filed on June 8, 2009, and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended December 31, 2008

Schedule 14A
Cash Compensation – Annual Bonus Opportunity, page 26

1. We note that you have provided additional analysis regarding the competitive harm that you believe would result from disclosure of the Budgeted Financial Measures. We further note, however, your statement that you "will disclose Budgeted Financial Measures for the completed fiscal year to the extent that such Budgeted Financial Measures are material to the understanding of the company's compensation of the named executive officers." Please confirm that you will, in future filings, disclose any performance measure that is material to an understanding of the compensation of any named executive officer or otherwise material in the context of your Compensation Discussion and Analysis. Alternatively, respond to the following comment regarding your competitive harm analysis.

2. We note your argument in favor of competitive harm with respect to performance targets based upon Budgeted Financial Measures and Business Objectives. As you state in your Schedule 14A, and your June 8, 2009 letter to the staff, the performance targets for the Budgeted Financial Measures are based upon EPS and EBITDA, which are both publicly disclosed figures. Similarly, certain of your Budgeted Business Objective targets are based upon factors such as SG&A and working capital each as a percentage of revenues. These figures are disclosed in your financial reports as well as in the Management's Discussion & Analysis section in your Form 10-K (or they can at least be easily calculated). It is unclear, therefore, how these historical performance targets based upon publicly available data will cause harm on a prospective basis. We request that you address, to the extent applicable, how the disclosure of these performance targets might allow your competitors to reverse engineer sensitive information about the company's past or present business plan so that it would cause you competitive harm. Please provide similar analysis with respect to your equity compensation awards. Alternatively, please confirm that you will provide all performance targets in the future.

3. We note your discussion of the competitive harm that would occur if your Budgeted Business Objectives were disclosed. Please provide additional information about why the Budgeted Business Objectives are not material to an investor's understanding of the named executive officer's compensation. Alternatively, confirm that you will disclose the Budgeted Business Objectives in future filings.

Equity Compensation – Restricted Stock Units and Stock Options, page 28

4. We note your argument that only targets that resulted in performance-based awards are material to an understanding of your compensation of the named executive officers. Any targets upon which an award of compensation could be based, whether or not ultimately paid, may be material to an understanding of a named executive officer's compensation. If the amount that a named executive officer could have received based upon such targets is material, then the targets are material, even if they were not met. Please confirm that you will disclose in future filings the budgeted EBITDA and EPS, or other target measures, upon which equity compensation awards are based.

Management's Discussion and Analysis
Consolidated Financial Overview, page 41

5. We note your response to previous comments 2-4 from the staff letter dated May 22, 2009, including the reasons you believe your disclosure is in compliance with the guidelines in FR-65. However, the guidelines in FR-65 specifically prohibit the use of titles or descriptions of non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP measures. A non-GAAP measure such as you have presented containing the title of a recognized GAAP measure, exclusive or adjusted for certain items, becomes confusingly similar to the GAAP measure. Therefore, if you believe the identified items are crucial to an understanding of your operating results, we suggest you give consideration to presenting those items for discussion without showing their net effect as an adjustment to net income or any other GAAP financial result. Such presentation would allow for your discussion of these items which you believe affects comparability between years, and would eliminate your use of a potentially confusing non-GAAP measure.

6. In addition, we note your reasons for including a discussion of these items which you believe enhance the clarity of your comparison of results between years. We do not object to the discussion of these items. However, we believe such items should be discussed in the context of differences found when comparing GAAP results between periods. Please revise your discussion of the results of operations for all periods presented so that you are comparing GAAP results between periods.

Consolidated Financial Statements
Statement of Cash Flows, page 76

7. We note your response regarding your outstanding check balance, including how the balance is generated from your zero balance disbursement accounts. However, it appears that, because the disbursement account purposefully has a

zero balance by its very nature, it is not analogous to a bank overdraft situation. In this situation, it would appear there is not an actual bank overdraft, as you state that your zero balance disbursement account is linked to your master account which has sufficient funds for the checks that have been written. As such, it would appear this treatment leads to an overstatement of your cash balance and your accounts payable. In addition, it is generally only appropriate to add back the aggregate dollar amount of outstanding checks into cash and accounts payable at the end of a period when those checks have not left your possession. Therefore, please revise your accounting treatment to reflect outstanding checks as a reduction of cash and the satisfaction of accounts payable.

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You may contact Kristin Shifflett at (202)551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Spitzer at (202)551-3227 or me at (202)551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief